EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report Fourth Quarter of 2021 Results

BELLEVUE, WA, February 9, 2022 -- Trilogy International Partners Inc. (TSX: TRL), an international wireless and fixed broadband telecommunications operator, announced today that it will report results for the fourth quarter ended December 31, 2021, after the markets close on Wednesday, March 30, 2022. The company will hold a conference call to discuss the results the next day, March 31, 2022, at 1:00 p.m. (PT).

Dial-in and online information for the conference call follows below.

Call Date:                             Thursday, March 31, 2022

Call Time:                            1:00 p.m. (PT)

North America Toll Free: 1-888-506-0062

International: +1-973-528-0011

Participant Access Code: 245819

Online info (audio only):

https://www.webcaster4.com/Webcast/Page/2180/44171

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 2 hours after the live call. Replay dial-in access is as follows:

North America Toll Free: 1-877-481-4010

International: +1-919-882-2331

Replay Access Code: 44171

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:

Trilogy International Partners Inc.

Ann Saxton

Vice President, Investor Relations & Corporate Development

+1 (425) 458-5900